TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 12, 2021

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein), the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs, and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2021, including expected 2021 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2021 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

($000s)	2020	2019
Cash flow generated by operating activities	31,709	44,836
Changes in non-cash working capital	(1,266)	2,035
Funds flow from operations[1]	30,443	46,871
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of (Loss) and Comprehensive (Loss). Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Reconciliation of net debt-to-funds flow from operations ratio

($000s)	2020	2019
Long-term debt	6,567	37,041
Current assets	(53,864)	(65,786)
Current liabilities	38,515	33,592
Net debt	(8,782)	4,847
Funds flow from operations	30,443	46,871
Net debt-to-funds flow from operations	(0.29)	0.10

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

MANAGEMENT STRATEGY AND OUTLOOK

The 2021 outlook provides information as to management’s expectation for results of operations for 2021. Readers are cautioned that the 2021 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management’s Discussion and Analysis (“MD&A").

2021 Outlook

The 2021 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the related economic fallout has created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand significantly deteriorated as a result of the pandemic and corresponding preventative measures taken globally to mitigate the spread of the virus. While market conditions have recently improved, the Company may record lower per boe results in 2021 due to these events which may continue to negatively affect TransGlobe’s business.

TransGlobe maintains a strong balance sheet with modest debt and is the operator across all of its producing assets, which gives the Company significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

With $15.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $6.6 million owed to ATB Financial (“ATB”), TransGlobe is in compliance with its debt covenants. During 2020, the Company repaid $15.0 million on the prepayment facility with Mercuria and $1.5 million to ATB. The Company exited 2020 with $34.5 million cash on hand. TransGlobe is actively engaged with Mercuria on an amendment and extension to the facility currently maturing in September, 2021.

As announced in early December, 2020, the Company reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. Ratification of the concession is anticipated in Q2-2021, and the February 1, 2020 effective date for the improved concession terms supports increased investment in advance of ratification. Subject to ratification, the Company will pay EGPC a signature bonus and an equalization payment in installments. An initial equalization payment of $15.0 million and signature bonus of $1.0 million are due on ratification, with five further annual equalization payments of $10.0 million each being made over five years (beginning February 1, 2022 until February 1, 2026). The Company will also have minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.

With the approval of the agreement to merge the Eastern Desert concessions and recent commodity price improvements, the Company has moved forward to re-start investment in Egypt and also in Canada to support growth plans in both countries. The Company’s recently announced 2021 capital program of $27.2 million (before capitalized G&A) includes $16.6 million for Egypt and $10.6 million for Canada. The 2021 plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future value growth opportunities and to increase the Company’s production base.

Total corporate production is expected to range between 12.0 and 13.0 Mboe/d (mid-point of 12.5 Mboe/d) for 2021 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 9.7 and 10.5 Mbbls/d (mid-point of 10.1 Mbbls/d) in 2021. Canadian production is expected to range between 2.3 and 2.5 Mboe/d (mid-point of 2.4 Mboe/d) in 2021. The 2021 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	791	800	1,591
Heavy crude oil (bbls/d)	9,309	-	9,309
Conventional natural gas (Mcf/d)	-	4,800	4,800
Associated natural gas liquids (bbls/d)	-	800	800
Total (boe/d)	10,100	2,400	12,500

The Company has and will continue to monitor its economic thresholds for shutting-in production in Canada. In Egypt, the Company continues to carry out economic reviews to determine whether offline production should be brought back on or if well interventions should be carried out. If oil prices return to the lows in Q2 of 2020, the Company may choose to shut-in uneconomic production and 2021 production guidance could be negatively impacted.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2021. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. The Egyptian netbacks reflect the existing PSC terms in the Eastern Desert and do not reflect the potential netbacks once ratification occurs to merge the Eastern Desert PSCs.  A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/Mcf)[2]	1.97	2.05	2.13	2.20	2.28
Netback ($/boe)
Egypt - crude oil[3]	(4.80)	(0.70)	3.40	7.20	9.50
Canada - crude oil[4]	13.80	22.40	30.20	37.60	45.10
Canada - natural gas and NGLs[4]	2.40	4.50	6.40	8.20	10.00
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2021 Egypt production profile, Gharib Blend price differential estimate of $5.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 5% applied to WG/WB/NWG, respectively, operating costs estimated at ~$15.20/bbl, pre-concession merger ratification terms, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2020 Canada production profile, Edmonton Light price differential estimate of C$5.00/bbl, Edmonton Light to Harmattan discount of C$2.50/bbl, operating costs estimated at ~C$7.00/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

2021 Capital Budget

The Company’s 2021 capital program of $27.2 million (before capitalized G&A) includes $16.6 million for Egypt and $10.6 million for Canada. The 2021 plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future growth opportunities and to increase the Company’s production base. The 2021 drilling program includes 12 Egypt wells and 3 Canadian Cardium wells in South Harmattan.

Egypt

As announced in early December, 2020, the Company reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing concessions with a 15-year primary term and improved Company economics. Ratification of the concession is anticipated in Q2-2021 and the February 1, 2020 effective date for the improved concession terms supports increased investment in parallel with ratification.

The $16.6 million Egypt program is entirely allocated to development activities. The primary focus of the 2021 Egypt plan is to accelerate the exploitation of the Company’s Eastern Desert acreage with the aim of increasing oil production, while evaluating and increasing production from the more prospective lower Bahariya reservoir on the South Ghazalat development lease in the Western Desert.

The 2021 development program is principally focused on the Eastern Desert and includes: nine development wells in West Bakr (three in H and six in K pools), one Red Bed appraisal well in the NW Gharib 3X pool, two development wells targeting Arta Nukhul reservoir in West Gharib, two recompletions in West Bark, two recompletions in West Gharib, three conversions to water injectors in West Gharib, and development & maintenance projects in the Eastern Desert (West Bakr, NW Gharib and West Gharib). A recompletion of the SGZ-6X well to the more prospective lower Bahariya reservoir is also planned.

Egypt production is expected to average between 9.7 and 10.5 Mboe/d for the year and achieve an exit rate in the range of 10.4 to 10.7 Mboe/d.

Canada

The $10.6 million Canada program consists of drilling three (three net) horizontal wells and completing one (one net) standing well, all targeting the Cardium light oil resource at Harmattan, with additional maintenance/ development capital. The Cardium drilling program in 2021 consists of one 2-mile and two 1-mile development wells in South Harmattan. The one 2-mile horizontal well drilled, but not completed, in South Harmattan in 2020 will also be stimulated, equipped, and brought into production.

Canada production is expected to average between 2.3 and 2.5 Mboe/d for the year and achieve an exit rate in the range of 3.1 to 3.3 Mboe/d.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The approved 2021 capital program is summarized in the following table:

	TransGlobe 2021 Capital ($MM)				Gross Well Count
	Development		Exploration		Drilling
Concession	Wells	Other[1]	Wells	Total[2]	Development	Exploration	Total
West Gharib	1.1	2.0	-	3.1	2	-	2
West Bakr	9.3	0.5	-	9.8	9	-	9
NW Gharib	0.9	-	-	0.9	1	-	1
South Ghazalat	-	0.3	-	0.3	-	-	-
Egypt	11.3	5.3	-	16.6	12	-	12
Canada	9.0	1.6	-	10.6	3	-	3
2021 Total	20.3	6.9	-	27.2	15	-	15
Splits (%)	100%		0%	100%	100%	0%	100%
[1]	Other includes completions, workovers, recompletions and equipping.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED ANNUAL INFORMATION

($000s, except per share amounts, price and volumes)	2020	% Change	2019	% Change	2018
Operations
Average production volumes
Crude oil (bbls/d)	11,858	(18)	14,527	14	12,708
NGLs (bbls/d)	785	35	582	(25)	780
Natural gas (Mcf/d)	4,686	(16)	5,594	(2)	5,707
Total (boe/d)	13,425	(16)	16,041	11	14,439
Average sales volumes
Crude oil (bbls/d)	13,871	3	13,441	1	13,282
NGLs (bbls/d)	785	35	582	(25)	780
Natural gas (Mcf/d)	4,686	(16)	5,594	(2)	5,707
Total (boe/d)	15,437	3	14,954	-	15,013
Average realized sales prices
Crude oil ($/bbl)	35.80	(35)	55.31	(7)	59.57
NGLs ($/bbl)	14.59	(36)	22.93	(16)	27.17
Natural gas ($/Mcf)	1.64	24	1.32	5	1.26
Total oil equivalent ($/boe)	33.41	(35)	51.10	(6)	54.59
Inventory (Mbbls)	227.9	(76)	964.5	70	568.1
Petroleum and natural gas sales	188,771	(32)	278,929	(7)	299,144
Petroleum and natural gas sales, net of royalties	114,675	(18)	140,096	(21)	176,227
Cash flow generated by operating activities	31,709	(29)	44,836	(35)	69,192
Funds flow from operations[1]	30,443	(35)	46,871	(26)	63,282
Funds flow from operations per share:
Basic	0.42		0.65		0.87
Diluted	0.42		0.65		0.86
Net (loss) earnings	(77,397)	1,837	(3,995)	(125)	15,677
Net (loss) earnings per share:
Basic	(1.07)		(0.06)		0.22
Diluted	(1.07)		(0.06)		0.22
Capital expenditures	7,498	(80)	36,932	(9)	40,706
Dividends declared	-	-	5,078	101	2,527
Dividends declared per share	-	-	0.070	100	0.035
Total assets	201,147	(35)	308,325	(3)	318,296
Cash and cash equivalents	34,510	4	33,251	(36)	51,705
Working capital	15,349	(52)	32,194	(37)	50,987
Total long-term debt, including current portion	21,464	(42)	37,041	(29)	52,355
Net debt-to-funds flow from operations ratio[2]	0.20		0.10		0.02
Reserves
Total proved (MMboe)[3]	22.8	(10)	25.4	(6)	26.9
Total proved plus probable (MMboe)[3]	38.9	(14)	45.3	3	44.1
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital, over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]

As determined by the Company's 2020, 2019 & 2018 independent reserves evaluator, GLJ Ltd. (“GLJ”), in their reports dated February 9, 2021, February 4, 2020 and January 22, 2019 with effective dates of December 31, 2020, December 31, 2019 and December 31, 2018. The reports of GLJ have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2020 compared with 2019, TransGlobe:

•

Reported a 16% decrease in production volumes compared to 2019. In Egypt, the decrease was primarily attributable to the curtailed 2020 capital program, deferred well interventions and natural declines;

•

Ended 2020 with inventoried crude oil of 227.9 Mbbls, a decrease of 736.6 Mbbls over inventoried crude oil levels at December 31, 2019, primarily due to annual sales volumes exceeding production volumes;

•	Reported positive funds flow from operations of $30.4 million (2019 - $46.9 million). The decrease in funds flow from operations from 2019 is primarily due lower production and lower commodity prices;
•	Petroleum and natural gas sales decreased by 32%, primarily due to a 35% decrease in average realized sales prices;
•

Reported a net loss of $77.4 million (2019 - net loss of $4.0 million) inclusive of a $0.2 million unrealized derivative loss on commodity contracts and a combined $73.5 million non-cash impairment loss on the Company’s petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets;

•	Ended the year with positive working capital of $15.3 million, including $34.5 million in cash and cash equivalents as at December 31, 2020;
•	Spent $7.5 million on capital expenditures, funded entirely from cash flow from operations and cash on hand; and
•	Repaid $16.5 million of long-term debt with cash on hand.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

	2020				2019
($000s, except per share amounts, price and volumes)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Operations
Average production volumes
Crude oil (bbls/d)	10,886	10,473	12,696	13,404	13,739	14,416	15,451	14,510
NGLs (bbls/d)	755	798	826	761	735	585	533	470
Natural gas (Mcf/d)	4,454	4,633	4,665	4,996	5,331	5,652	5,733	5,663
Total (boe/d)	12,384	12,044	14,300	14,997	15,362	15,943	16,940	15,924
Average sales volumes
Crude oil (bbls/d)	14,215	9,110	10,865	21,341	13,065	12,595	14,484	13,633
NGLs (bbls/d)	755	798	826	761	735	585	533	470
Natural gas (Mcf/d)	4,454	4,633	4,665	4,996	5,331	5,652	5,733	5,663
Total (boe/d)	15,712	10,680	12,470	22,934	14,688	14,122	15,973	15,047
Average realized sales prices
Crude oil ($/bbl)	37.40	37.14	23.40	40.47	51.61	54.33	60.29	54.51
NGLs ($/bbl)	18.96	15.65	11.43	12.49	18.81	19.75	24.55	31.80
Natural gas ($/Mcf)	1.85	1.80	1.31	1.61	1.81	0.70	0.89	1.94
Total oil equivalent ($/boe)	35.27	33.63	21.63	38.42	47.51	49.56	55.81	51.11
Inventory (Mbbls)	227.9	534.0	408.7	242.1	964.5	902.6	735.0	647.0
Petroleum and natural gas sales	50,989	33,046	24,549	80,187	64,201	64,388	81,123	69,217
Petroleum and natural gas sales, net of royalties	33,309	16,740	11,392	53,234	28,473	31,200	43,071	37,352
Cash flow generated by (used in) operating activities	14,180	(3,349)	24,551	(3,672)	23,740	12,042	22,125	(13,071)
Funds flow from operations[1]	7,202	323	(2,764)	25,683	3,171	9,429	19,116	15,155
Basic per share	0.10	-	(0.03)	0.35	0.04	0.13	0.26	0.21
Diluted per share	0.10	-	(0.03)	0.35	0.04	0.13	0.26	0.21
Net (loss) earnings	(2,855)	(5,957)	(13,367)	(55,218)	(8,202)	2,967	10,046	(8,806)
Basic per share	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)
Diluted per share	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)
Capital expenditures	254	437	1,229	5,577	10,996	9,292	8,097	8,547
Dividends declared	-	-	-	-	-	2,539	-	2,539
Dividends declared per share	-	-	-	-	-	0.035	-	0.035
Total assets	201,147	205,583	221,347	241,219	308,325	312,654	315,999	308,113
Cash and cash equivalents	34,510	27,065	34,837	23,830	33,251	24,444	34,125	24,735
Working capital	15,349	12,708	35,112	53,294	32,194	47,150	54,078	43,600
Total long-term debt, including current portion	21,464	25,946	27,071	36,591	37,041	41,726	48,109	47,687
Net debt-to-funds flow from operations ratio[2]	0.69	1.25	(0.23)	(0.29)	0.10	(0.10)	(0.10)	0.05
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the fourth quarter of 2020, TransGlobe:

•	Reported a 19% decrease in production volumes compared to Q4-2019, primarily due to the curtailed 2020 capital program, deferred well interventions in Egypt and natural declines.
•	Sold one cargo of TransGlobe's entitlement crude oil of 452.3 Mbbls during the quarter and ended the year with crude oil inventory of 227.9 Mbbls;
•	Reported positive funds flow from operations of $7.2 million;
•	Petroleum and natural gas sales decreased by 21% compared to Q4-2019, primarily due to a 26% decrease in realized prices;
•	Reported a net loss of $2.9 million, inclusive of a $0.9 million unrealized derivative loss on commodity contracts;
•	Spent $0.3 million on capital expenditures, funded entirely from cash flows from operations and cash on hand; and
•	Repaid $5.0 million of long-term debt with cash on hand.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average reference prices and exchange rates	2020	2019
Crude oil
Dated Brent average oil price ($/bbl)	41.76	64.36
Edmonton Sweet index ($/bbl)	34.04	52.11
Natural gas
AECO ($/MMBtu)	1.68	1.29
US/Canadian Dollar average exchange rate	1.34	1.33

In 2020, the average price of Dated Brent oil was 35% lower than in 2019. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In 2020, the average price of Edmonton Sweet Index oil (expressed in US$) was 35% lower than in 2019. In 2020, the average price of AECO natural gas increased by 30% compared to 2019.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	2020	2019
Egypt crude oil (bbls/d)	11,147	13,713
Canada crude oil (bbls/d)	711	814
Canada NGLs (bbls/d)	785	582
Canada natural gas (Mcf/d)	4,686	5,594
Total Company (boe/d)	13,425	16,041

Sales Volumes (excludes volumes held as inventory)

	2020	2019
Egypt crude oil (bbls/d)	13,160	12,627
Canada crude oil (bbls/d)	711	814
Canada NGLs (bbls/d)	785	582
Canada natural gas (Mcf/d)	4,686	5,594
Total Company (boe/d)	15,437	14,954

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	188,771	33.41	278,929	51.10
Royalties[2]	74,096	13.11	138,833	25.44
Current taxes[2]	13,530	2.39	26,098	4.78
Production and operating expenses	64,462	11.41	50,626	9.28
Selling costs	2,111	0.37	1,287	0.24
Netback[1]	34,572	6.13	62,085	11.36
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2020 and December 31, 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at December 31, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	173,086	35.94	256,193	55.59
Royalties[2]	71,741	14.89	136,616	29.64
Current taxes[2]	13,530	2.81	26,098	5.66
Production and operating expenses	58,305	12.11	43,252	9.38
Selling costs	2,111	0.44	1,287	0.28
Netback[1]	27,399	5.69	48,940	10.63
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2020 and December 31, 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at December 31, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netback per barrel in Egypt decreased by 46% in 2020 compared to 2019. The decrease was due to a 35% lower realized oil price, 57% higher selling costs and 29% higher production and operating expenses.

Royalties and taxes as a percentage of revenue were 49% in 2020 (2019 - 64%). Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the year, royalties and taxes as a percentage of revenue would have been 58% (2019 - 58%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms set out in the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease, from 64% in 2019 to 49% in 2020, was due to sales outpacing production in 2020, partially offset by Q1-2020 excess cost oil in the West Bakr concession. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the year ended December 31, 2020 was $35.94/bbl (2019 - $55.59/bbl), which was $5.82/bbl lower (2019 - $8.77/bbl lower) than the average Dated Brent oil price of $41.76/bbl for 2020 (2019 - $64.36/bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses increased by 35% ($15.1 million) in 2020 compared with 2019. The increase was primarily related to a decrease in crude oil inventory through sales to both EGPC and Mercuria, where operating costs previously capitalized to inventory were expensed in the period of sale ($14.0 million). The increase was also caused by higher manpower costs as well as operating expenses related to the South Ghazalat concession which began operating in 2020, partially offset by a decrease in workovers and production handling fees. The increase in production and operating expenses per barrel from $9.38/bbl in 2019 to $12.11/bbl in 2020 was due to a 19% decrease in production primarily attributed to the curtailed 2020 capital program, deferred well interventions and natural declines.

Canada

	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	8,679	33.36	15,159	51.02
Natural gas sales	2,815	9.85	2,705	7.95
NGL sales	4,191	14.59	4,872	22.93
Total sales	15,685	18.82	22,736	26.75
Royalties	2,355	2.83	2,217	2.61
Production and operating expenses	6,157	7.39	7,374	8.68
Netback	7,173	8.60	13,145	15.46

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netbacks per boe in Canada decreased by 44% in 2020 compared with 2019. The decrease is mainly due to a 30% lower realized sales price and an 8% increase in royalties, partially offset by a 15% decrease in production and operating expenses.

In 2020, the Company's Canadian operations incurred $0.1 million higher royalty costs than in 2019. The increase in royalties was primarily due to an increase in mineral taxes. Mineral taxes are an annual tax on PNG productive mineral rights on freehold properties payable to the Crown. A further increase in royalties was caused by a decrease in Gas Cost Allowance (“GCA”) rebates received in 2020 compared to 2019. Royalties amounted to 15% of petroleum and natural gas sales revenue during 2020 compared to 10% during the prior year. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses decreased by 15% compared with 2019. The decrease was primarily due to a decrease in transportation costs.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	11,893	2.10	15,784	2.89
Stock-based compensation	857	0.15	2,237	0.41
Capitalized G&A and overhead recoveries	(760)	(0.13)	(1,410)	(0.26)
Net G&A	11,990	2.12	16,611	3.04

G&A (gross) decreased by 25% in 2020 compared with 2019. This decrease was primarily due to lower salaries, short term incentive payments, business development costs, reduced corporate travel and professional fees, partially offset by non-recurring restructuring charges.

Stock-based compensation expense decreased by 62% in 2020 compared to 2019. This decrease is primarily due to a decrease in the Company's average share price in 2020 and the associated revaluation of the Company’s potential obligations.

Capitalized G&A decreased by 46% from the prior year due to reduced capital activity in 2020 due to the COVID-19 pandemic.

FINANCE COSTS

	Years Ended December 31
($000s)	2020	2019
Interest on long-term debt	1,597	3,211
Interest on borrowing base facility	317	427
Amortization of deferred financing costs	395	368
Interest on lease obligations	211	250
Finance costs	2,520	4,256
Interest paid	1,918	3,664

Finance costs decreased to $2.5 million in 2020 from $4.3 million in 2019. This decrease was due to a lower balance of long-term debt and decreases to LIBOR and ATB Prime rates.

As at December 31, 2020, the Company had a prepayment agreement with Mercuria Energy Trading S.A. ("Mercuria") that allows for a revolving balance of up to $75.0 million, of which $15.0 million is outstanding. During 2020, the Company made repayments of $15.0 million on this prepayment balance.

As at December 31, 2019 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million). As at June 30, 2020, the ATB facility was renewed for C$15.0 million ($11.0 million), of which C$8.3 million ($6.6 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2019: 1.25% to 3.25%) depending on the company’s net debt to trailing cash flow ratio. There were no other changes to the key terms of the agreement from December 31, 2019. During the year ended December 31, 2020, the Company repaid C$2.0 million ($1.5 million) and drew C$0.5 million ($0.4 million) on the revolving facility.

The prepayment agreement and reserves-based lending facility are subject to certain covenants, the details of which are outlined in Note 18 to the Company's Consolidated Financial Statements. The Company was in compliance with its covenants as at December 31, 2020. Refer to the related description of TransGlobe's debt included in the December 31, 2020 Consolidated Financial Statements.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	22,927	4.76	26,345	5.72
Canada	7,320	8.78	7,790	9.17
Corporate	802	-	813	-
Total	31,049	5.50	34,948	6.40

[1]

Egypt DD&A per barrel is calculated on a sales basis for the years ended December 31, 2020 and December 31, 2019 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2020).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as the DD&A per barrel associated with capitalized inventory barrels is also capitalized and subsequently expensed when sold. During 2020 DD&A decreased by 13% ($3.4 million) for the year ended December 31, 2020, compared to 2019. This decrease was primarily due to a lower depletable base from Q1-2020 impairment losses and a decrease in production, partially offset by a decrease in crude oil inventory during the first quarter of 2020.

In Canada, gross DD&A decreased by 6% ($0.4 million) during the year ended December 31, 2020, compared to 2019. The decrease was primarily attributable to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production.

IMPAIRMENT LOSS

The disruption to the oil and gas industry experienced during the first quarter of 2020 and the resulting downward pressure on commodity prices led to an assessment of impairment indicators present on both the Company’s petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets that required it to perform an assessment of the recoverability of these assets as at March 31, 2020.

The Company recorded a non-cash impairment loss of $40.0 million on its PNG assets during the first quarter of 2020. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. These impairment losses were recorded to reduce the carrying value of these PNG assets to their projected recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada. No further impairment losses were recognized in 2020.

The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized on these two concessions represented the entire E&E asset balances in the concessions. The E&E impairment losses were taken after consideration of the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

If market conditions deteriorate, including crude oil prices declining and remaining at low levels for a sustained period of time, TransGlobe may record further asset impairments in the future.  Alternatively, if both near-term and long-term commodity prices have a strong recovery from current levels and outlook, the possibility exists for a value recovery in the future.

In 2019, the Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession; the Company fully impaired the remaining carrying value of South Alamein of $8.3 million and relinquished the concession in 2019. During the third quarter of 2019, the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The final settlement report resulted in a reduction of the original impairment loss recognized by $0.4 million.

CAPITAL EXPENDITURES

($000s)	2020	2019
Egypt	5,256	27,239
Canada	2,067	9,525
Corporate	175	168
Total	7,498	36,932

Capital expenditures in 2020 were $7.5 million (2019 - $36.9 million).

In Egypt, the Company incurred $5.3 million in capital expenditures during 2020 primarily associated with drilling and completing one development oil well and performing four recompletions.

In Canada, the Company incurred $2.1 million in capital expenditures during 2020 associated with drilling one horizontal Cardium oil well in the Harmattan area.

OUTSTANDING SHARE DATA

As at December 31, 2020 and March 12, 2021, the Company had 72,542,071 common shares issued and outstanding and 4,589,042 stock options issued and outstanding, of which 2,797,168 were exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Working capital is the amount by which current assets exceed current liabilities. As at December 31, 2020, the Company had a working capital surplus of $15.3 million (December 31, 2019 - $32.2 million). The decrease in working capital is primarily due to the $15.0 million outstanding balance of the Mercuria prepayment agreement being reclassified as current during the year, a decrease in cash resulting from repayments on long-term debt, payments on accounts payable during the year, a decrease in crude oil inventory due to increased sales to EGPC in 2020, partially offset by a decrease in accounts payable.

As at December 31, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at December 31, 2020, amounts owing from EGPC were $6.0 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company completed a second crude oil sale in Q4-2020 for total proceeds of $16.2 million, which were collected in December 2020. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at December 31, 2020, the Company held 227.9 Mbbls of entitlement oil as inventory.

As at December 31, 2020, the Company had $86.0 million of revolving credit facilities with $21.5 million drawn and $64.5 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $15.0 million was drawn and outstanding as at December 31, 2020. During 2020, the Company repaid $15.0 million of this prepayment agreement. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($19.2 million) to C$15.0 million ($11.0 million). The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value. During 2020, the Company repaid C$2.0 million ($1.5 million) and had drawings of $C0.5 million ($0.4 million) on this facility, leaving C$8.3 million ($6.6 million) drawn and outstanding.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks and Uncertainties").

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at December 31, 2020, the Company had 227.9 Mbbls of entitlement crude oil stored as inventory, which represents approximately one and a half months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have both increased and decreased from year to year. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Years Ended	Year Ended
(Mbbls)	December 31, 2020	December 31, 2019
Product inventory, beginning of year	964.5	568.1
TransGlobe entitlement production	1,769.9	2,170.0
Crude oil sales	(2,506.5)	(1,773.6)
Product inventory, end of year	227.9	964.5

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold entitlement crude oil inventory.

	Years Ended	Year Ended
	December 31, 2020	December 31, 2019
Production and operating expenses ($/bbl)	22.29	12.82
Depletion ($/bbl)	3.29	5.34
Unit cost of inventory ($/bbl)	25.57	18.16
Product inventory, end of year (Mbbls)	227.9	964.5
Product inventory, end of year ($000s)	5,828	17,516

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

COMMITMENTS AND CONTINGENCIES

As part of its principal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,667	21,667	-	-	-
Long-term debt[3]	Yes-Liability	21,567	15,000	6,567	-	-
Lease obligations[4]	Yes-Liability	2,243	1,760	483	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	544	-	544	-	-
Derivative commodity contracts	Yes-Liability	398	398	-	-	-
Equipment and facility leases (short-term)[5]	No	21	21	-	-	-
Total		47,440	38,846	8,594	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.1 million.

4      These amounts include the notional principal and interest payments.

[5]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2020.

ASSET RETIREMENT OBLIGATION

As at December 31, 2020, TransGlobe had an asset retirement obligation ("ARO") of $13.0 million (December 31, 2019 - $13.6 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019- rates between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2019 - 2%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor will be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at December 31, 2020 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2020, the fair values of which have been presented on the Consolidated Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jan 2021 - Jun 2021	3-Way Collar	300,000	50,000	48.00	53.25	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Jan 2021 - Dec 2021	Swap	1,387,000	3,800	2.76

Subsequent to year-end, the Company entered into the following Brent crude oil derivative commodity contract position:

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Feb 2021 - Dec 2021	3-Way Collar	550,000	50,000	50.00	60.00	40.00

RISKS AND UNCERTAINTIES

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry. Many of these risks are not within the control of management, however, the Company has adopted several strategies to reduce and minimize the effects of these risks:

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2021. The future impacts of the global repercussions of these factors on the Company's business or operating and financial results are unpredictable and cannot be identified with certainty at this time. There is no assurance that these factors will not have a material adverse impact on TransGlobe or the results of its operations. The extent of the impact, if any, will depend on developments beyond the Company’s control, including actions taken by governments, financial institutions, monetary policy authorities, and public health authorities to contain and respond to public health concerns and general economic conditions as a result of the pandemic.

TransGlobe will continue to actively monitor the situation and may take further actions to adapt to these conditions. TransGlobe cannot be certain of the potential effects any such actions may have on the business or operating and financial results in future periods.

Financial risk

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs.

The political changes that have created financial instability in Egypt since 2011 could present challenges to the Company if the issues re-emerge in future years. Future instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a strong liquidity position. Management regularly evaluates operational and financial risk strategies and continues to monitor the 2021 capital budget and the Company’s long-term plans. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company anticipates that direct sales will continue to reduce financial risk in future periods.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on the future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could have a positive or negative impact on TransGlobe.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. The Company uses financial derivative contracts from time to time, as deemed necessary, to manage fluctuations in commodity prices in the normal course of operations. The

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the year ended December 31, 2020 by approximately $0.5 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.5 million for the same period.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2020 was $3.0 million (2019 - $2.3 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the year ended December 31, 2020 by approximately $0.3 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.3 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2020, by $0.3 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2019, by $0.3 million.

Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and gas operations. The Company is currently, and may in the future, be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the government of Egypt. Significant changes in the oil and gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company has historically had significant receivables outstanding from the Government of Egypt. In the past, the timing of payments on these receivables from the Government of Egypt were longer than the industry standard. Despite these factors, the Company expects to collect these receivables in full, though there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

TransGlobe entered into a joint marketing arrangement with EGPC in December 2014. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. Buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company anticipates that direct sales will continue to reduce credit risk in future periods.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains its credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flows from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs. All of the payments received from the lifting and sale of the Company's entitlement crude oil are deposited directly to its accounts held in London, England.

Crude oil inventory levels fluctuate from quarter to quarter depending on the timing and size of tanker liftings in Egypt. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. During 2019 there was a steady increase in crude oil inventory levels, as production outpaced sales. Throughout 2020 crude inventory levels decreased as sales exceeded production. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

To date, the Company has experienced no difficulties with transferring funds abroad.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Operational risk

The Company’s future success largely depends on its ability to exploit its current reserves base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company. To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international and domestic ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserves evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, environmental, social and regulatory risk

To mitigate safety, environmental and social risks, TransGlobe conducts its operations in accordance with the Company's Health, Safety, Environmental, and Social Responsibility Policy to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a Whistleblower Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political risk

TransGlobe operates in countries with political, economic and social systems, which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of companies, economic and legal sanctions and other uncertainties arising from foreign and domestic governments.

Egypt experienced significant political changes over the past ten years and while this had an impact on the efficient operations of the government in general, business processes and the Company’s operations generally proceeded as normal. The current government has added stability in the Egyptian political landscape; however, the possibility of future political changes exists. Future political changes could have a material adverse impact on the Company's operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements, and critical judgements and accounting estimates are disclosed in Note 4.

Oil and gas reserves

TransGlobe's proved and probable oil and gas reserves are evaluated and reported on by independent reserves evaluators to the Reserves, Health, Safety, Environment and Social Responsibility Committee comprised of a majority of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Production sharing concessions

International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs and to share in the production sharing oil. Cost recovery oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each quarter. Production sharing oil is that portion of production remaining after cost recovery oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations; all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2020, an evaluation was carried out, under the supervision and with the participation of the Company's management including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020. No changes were made to the Company's internal controls over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.